FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                     Pursuant to Rule 13a-16 or 15d-16 under
                       the Securities Exchange Act of 1934


For September 16, 2003
Commission File Number:   0-30204
                          -------

                         Internet Initiative Japan Inc.
                 (Translation of registrant's name into English)

 Jinbocho Mitsui Bldg. 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
                         Form 20-F [ X ] Form 40-F [ ]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(1): ____

     Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as per-mitted by Regulation S-T Rule 101(b)(7): ____

     Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the reg-istrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a mate-rial event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
                        Yes [   ]                No  [ X ]
     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- -------------

     THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATMENT ON FORM F-3 (FILE NO. 333-12696) OF INTERNET INITIATIVE JAPAN INC. AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

                                  EXHIBIT INDEX


   Exhibit         Date                             Description of Exhibit
   -------         ----                             ----------------------

      1        09/16/2003     IIJ Completes Private Placement to Third Parties

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Internet Initiative Japan Inc.


Date:  September 16, 2003         By:  /s/ Koichi Suzuki
                                       -----------------------------------------
                                       Koichi Suzuki
                                       President, Chief Executive Officer and
                                       Representative Director

EXHIBIT 1
                IIJ Completes Private Placement to Third Parties
                ------------------------------------------------

    TOKYO--(BUSINESS WIRE)--Sept. 16, 2003--Internet Initiative Japan Inc. (IIJ, NASDAQ: IIJI), Japan's leading Internet access and comprehensive network solutions provider, announced that it today completed a proposed private placement approved by its board of directors on August 28, 2003.
    "We will promote business collaboration with NTT Group as a critical shareholder and partner," said Koichi Suzuki, President and CEO of IIJ. "In addition, NTT will have the contractual right to nominate up to three members to IIJ's board of directors and auditors, subject to shareholders' approval of any such nomination."
    Yasuhiro Nishi, CFO of IIJ said, "We believe that this capital injection will improve IIJ's capital structure and help to offset the financial impact of the commencement of corporate reorganization proceedings by Crosswave Communications Inc. We plan to use a portion of the proceeds to redeem our yen-denominated convertible bonds due March 31, 2005."

    1. Terms of private placement to third parties


Number of common shares to
be issued                   12,615
----------------------------------------------------------------------
Total amount of issue       JPY 12,000,649,500    (JPY 951,300/share)
----------------------------------------------------------------------
Amount of recapitalization  JPY   6,000,324,750   (JPY 475,650/share)
----------------------------------------------------------------------
Shareholders and number of      Nippon Telegraph and Telephone
common shares to be              Corporation                   10,095
issued to each shareholder      NTT Communications Corporation    788
                                Itochu Corporation                525
                                Sumitomo Corporation              525
                                Three other companies             682
----------------------------------------------------------------------

    2. Amount of capital and number of common shares to be issued


                                  Amount of capital   Number of common
                                                            shares
                                                          outstanding
----------------------------------------------------------------------
Before the private placement      JPY 7,765,047,500          25,745
----------------------------------------------------------------------
After the private placement      JPY 13,765,372,250          38,360
----------------------------------------------------------------------

    3. Major Shareholders (*1) after the private placement


NTT Group (*2)                                                   31.6%
----------------------------------------------------------------------
Itochu Corporation and affiliates                                 6.8%
----------------------------------------------------------------------
Koichi Suzuki (*3)                                                6.0%
----------------------------------------------------------------------
Sumitomo Corporation                                              5.5%
----------------------------------------------------------------------

(*1) Major shareholders are defined as those who own beneficially more than 5% of IIJ's common stock.

(*2) NTT Group shareholders of IIJ include Nippon Telegraph and
     Corporation, which owns 26.3%, and NTT Communications
     Corporation, which owns 5.3%.

(*3) Koichi Suzuki and affiliates.

    4. Subscription Agreement between NTT and us

    IIJ has signed the Subscription Agreement with NTT on September 16, 2003. Under the Agreement, IIJ and the NTT Group agree to undertake efforts to jointly engage in the development of broadband and information technology and other related business, to expand the business relationship between the two parties in connection with new business opportunities of IIJ and discuss secondment of employees to each other. The Agreement also provides NTT Group with preemptive and registration rights in connection with its shareholding.

    5. Our shareholders' agreement to be terminated

    As a result of the issuance of 12,615 new shares of common stock on September 17, 2003, IIJ understands that the shareholders agreement among IIJ's some shareholders dated March 12, 2001 will terminate automatically.

    About IIJ

    Founded in 1992, Internet Initiative Japan Inc. (IIJ, NASDAQ:
IIJI) is Japan's leading Internet-access and comprehensive network solutions provider. The company has built one of the largest Internet backbone networks in Japan, and between Japan and the United States. IIJ and its group of companies provide total network solutions that mainly cater to high-end corporate customers. Services range from the delivery of new generation network services to the construction of pan-Asian IP backbone networks. The company also offers high-quality systems integration and security services, internet access, hosting/housing, and content design.

    Statements made in this press release with respect to IIJ's plans, objectives, strategies, intentions, beliefs, predictions and other statements that are not historical facts are forward-looking statements about the future performance or intentions of IIJ, and are based on management's expectations, assumptions, estimates, projections and beliefs in light of information currently available to it. These forward-looking statements, such as statements regarding the effect of the private placement on IIJ's capital struture, are subject to various risks and uncertainties that could cause actual results to be materially different from those described in the forward-looking statements. Potential risks and uncertainties include, without limitation, the ability of Crosswave to continue as a going concern, the adverse impact of the filing for corporate reorganization of Crosswave on IIJ's business operations, management, employees and customers, the outcome and timing of Crosswave's efforts to restructure; and other risks referred to from time to time in IIJ's filings with the Securities and Exchange Commission.

    CONTACT: IIJ Group
             Investor Relations Office, +81-3-5259-6500 ir@iij.ad.jp http://www.iij.ad.jp/